HBOS plc

1 April 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549 [redacted]
United States of America

Your Ref: 82/5222

Exemption

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 March 2008 to 31 March 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.03.03	Rule 8.3 – GCap Media plc
2008.03.03	Rule 8.3 – Expro International
2008.03.03	Rule 8.3 – TDG plc
2008.03.03	Rule 8.3 – BHP Billiton plc
2008.03.03	Rule 8.3 – Rio Tinto plc
2008.03.03	Rule 8.3 – Rio Tinto plc
2008.03.04	Rule 8.3 – TDG plc
2008.03.04	Rule 8.3 – Expro Intl Grp plc
2008.03.04	Rule 8.3 – Melrose plc
2008.03.04	Rule 8.3 – BHP Billiton plc
2008.03.04	Rule 8.3 – Reuters Group plc
2008.03.04	Rule 8.3 – Friends Provident
2008.03.04	Rule 8.3 – Rio Tinto plc
2008.03.05	Rule 8.3 – Friends Provident
2008.03.05	Rule 8.3 – Rio Tinto plc
2008.03.05	Rule 8.3 – Reuters Group plc
2008.03.05	Rule 8.3 – BHP Billiton plc
2008.03.05	Rule 8.3 – Expro Intl Group
2008.03.06	Halifax Hse Price Index-Feb08
2008.03.06	Rule 8.3 – Expro Intl Group
2008.03.06	Rule 8.3 – Rio Tinto plc
2008.03.06	Rule 8.3 – Friends Provident
2008.03.07	Directorate Change

dw 4/29

2008.03.07	Rule 8.3 – Expro Int'l Grp
2008.03.07	Rule 8.3 – BHP Billiton plc
2008.03.07	Rule 8.3 – Rio Tinto plc
2008.03.07	Doc re. Notice of AGM
2008.03.10	Blocklisting Interim Review
2008.03.10	Rule 8.3 – Friends Provident
2008.03.10	Rule 8.3 – Expro International
2008.03.10	Rule 8.3 – BHP Billiton plc
2008.03.11	Rule 8.3 – Reuters Group plc
2008.03.11	Rule 8.3 – BHP Billiton plc
2008.03.11	Rule 8.3 – Rio Tinto plc
2008.03.11	Rule 8.3 – Friends Provident
2008.03.11	Rule 8.3 – Reuters Group plc
2008.03.11	Rule 8.3 – Rio Tinto plc
2008.03.11	Director/PDMR Shareholding
2008.03.11	Additional Listing
2008.03.12	Publication of Final Terms
2008.03.12	Rule 8.3 – BHP Billiton plc
2008.03.12	Annual Report and Accounts
2008.03.12	Rule 8.3 – Expro International
2008.03.12	Rule 8.3 – Expro International
2008.03.12	Rule 8.3 – Rio Tinto plc
2008.03.13	Rule 8.3 – Rio Tinto plc
2008.03.13	Rule 8.3 – BHP Billiton plc
2008.03.13	Rule 8.3 – Expro International
2008.03.14	Rule 8.3 – Friend Provident
2008.03.14	Rule 8.3 – Rio Tinto plc
2008.03.14	Rule 8.3 – BHP Billiton plc
2008.03.17	Rule 8.3 – Rio Tinto plc
2008.03.17	Rule 8.3 – Friends Provident
2008.03.17	Rule 8.3 – BHP Billiton plc
2008.03.18	Rule 8.3 – Friends Provident
2008.03.19	Publication of Final Terms
2008.03.20	Publication of Prospectus
2008.03.20	Rule 8.3 - BHP Billiton plc
2008.03.20	Rule 8.3 - Rio Tinto plc
2008.03.20	Rule 8.3 - British Energy Grp
2008.03.20	Rule 8.3 - Expro Int'l Group
2008.03.20	Rule 8.3 - Reuters Group plc
2008.03.20	Rule 8.3 - Friends Provident
2008.03.28	Directors/PDMR Shareholding
2008.03.25	Rule 8.3 - Reuters Group plc
2008.03.25	Rule 8.3 - British Energy Group plc
2008.03.25	Rule 8.3 - Expro International Group plc
2008.03.25	Rule 8.3 - Rio Tinto plc
2008.03.25	Rule 8.3 - BHP Billiton plc

2008.03.25	BHP Billiton plc
2008.03.26	Publication of Final Terms
2008.03.26	Rule 8.3 - Rio Tinto plc
2008.03.26	Rule 8.3 - BHP Billiton plc
2008.03.27	Rule 8.3 - Foseco plc
2008.03.27	Rule 8.3 - Friends Provident
2008.03.27	Rule 8.3 - Reuters Group plc
2008.03.27	Rule 8.3 - BHP Billiton plc
2008.03.27	Rule 8.3 - GCap Media plc
2008.03.27	Rule 8.3 - British Energy Grp
2008.03.27	Rule 8.3 - Expro International
2008.03.27	Publication of Final Terms
2008.03.28	Rule 8.3 - Expro International
2008.03.28	Rule 8.3 - Friends Provident
2008.03.28	Rule 8.3 - BHP Billiton plc
2008.03.28	Rule 8.3 - British Energy Grp
2008.03.28	Rule 8.3 - Foseco plc
2008.03.28	Rule 8.3 - Rio Tinto plc
2008.03.28	Rule 8.3 - Rio Tinto plc
2008.03.31	Rule 8.3 - Friends Provident
2008.03.31	Rule 8.3 - Expro International
2008.03.31	Rule 8.3 - BHP Billiton plc
2008.03.31	Rule 8.3 - Rio Tinto plc
2008.03.31	Transaction in Own Shares
2008.03.31	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	119,073 shares registered on 27.02.2008
1 Form 88(2)'s - Return of Allotment of	29,684 shares registered on 27.02.2008
1 Form 88(2)'s - Return of Allotment of	19,302 shares registered on 28.02.2008
1 Form 88(2)'s - Return of Allotment of	144,722 shares registered on 05.03.2008
1 Form 88(2)'s - Return of Allotment of	9,402 shares registered on 05.03.2008
1 Form 88(2)'s - Return of Allotment of	6,649 shares registered on 12.03.2008
1 Form 88(2)'s - Return of Allotment of	81,618 shares registered on 12.03.2008
1 Form 88(2)'s - Return of Allotment of	18,568 shares registered on 19.03.2008
1 Form 88(2)'s - Return of Allotment of	18,568 shares registered on 19.03.2008
1 Form 88(2)'s - Return of Allotment of	9,939,042 shares registered on 20.03.2008
1 Form 88(2)'s - Return of Allotment of	9,939,042 shares registered on 20.03.2008
1 Form 88(2)'s - Return of Allotment of	23,310 shares registered on 26.03.2008
1 Form 88(2)'s - Return of Allotment of	23,310 shares registered on 26.03.2008

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 28.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 31.08.07

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.09.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.09.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.09.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 19.09.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.09.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.10.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.10.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.10.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.10.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.11.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 09.11.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.11.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.11.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.12.07

Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 16/10/2007
Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 31/01/2008
Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 29/02/2008
Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 31/03/2008

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

Companies House
— for the record —

169(1B)

RECEIVED
2008 APR 29 A 3: 01

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	737,000		
Date(s) shares delivered to the company	07/12/2007		
For each share:			
Nominal value	25p		
Maximum price paid	769.7689p		
Minimum price paid	769.7689p		

The aggregate amount paid by the company for the shares to which this return relates was: £5,673,197.31

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £28,370.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/3/08

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)
Assistant Secretary

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	26,867		
Nominal value of each share	25p		
Date(s) shares were sold or transferred	31/01/08		

**Delete as appropriate

Signed [signature] **Date** 31/1/08

(**~~a director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean HBOS plc, The Mound, Edinburgh,
EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169A(2)

Companies House — *for the record* —

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	44,555		
Nominal value of each share	25p		
Date(s) shares were sold or transferred	29/02/08		

Signed [signature] **Date** 29/2/08

ASSISTANT ~~(**a director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For HM Revenue & Customs use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	98,979		
Nominal value of each share	25p		
Date(s) shares were sold or transferred	31/03/08		

**Delete as appropriate

Signed [signature] **Date** 31/3/08

(~~**a director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean
HBOS plc, The Mound, Edinburgh
EH1 1YZ Tel 0131 243 5557
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record

DUPLICATE

RECEIVED

2008 APR 29 A 3:21

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	28/08/2007		
For each share:			
Nominal value	25p		
Maximum price paid	884.3657p		
Minimum price paid	884.3657p		

The aggregate amount paid by the company for the shares to which this return relates was: £4,421,828.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £22,110.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 28/8/07

(**~~a director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

169(1B)

DUPLICATE

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For HM Revenue & Customs use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	31/08/2007		
For each share: Nominal value	25p		
Maximum price paid	873.3289p		
Minimum price paid	873.3289p		

The aggregate amount paid by the company for the shares to which this return relates was: £4,366,644.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £21,835.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 4/9/07

~~(**a director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

DUPLICATE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	03/09/2007		
For each share:			
Nominal value	25p		
Maximum price paid	864.6132p		
Minimum price paid	864.6132p		

The aggregate amount paid by the company for the shares to which this return relates was: £4,323,066.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £21,620.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/9/07

(~~**a director~~ / ASSISTANT secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House — for the record

DUPLICATE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	200,000		
Date(s) shares delivered to the company	07/09/2007		
For each share: Nominal value	25p		
Maximum price paid	896.8554p		
Minimum price paid	896.8554p		

The aggregate amount paid by the company for the shares to which this return relates was: £1,793,710.80

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £8,970.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of *each share*			
Date(s) shares delivered to the company			

Signed [signature] **Date** 5/9/07

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

DUPLICATE

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

£10930

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	13/09/2007		
For each share:			
Nominal value	25p		
Maximum price paid	874.1787p		
Minimum price paid	874.1787p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,185,446.75

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £10,930.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 14/9/07

(**~~a director~~ / ~~secretary~~ / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant Secretary

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

RECEIVED
2008 APR 29 A 3: 21

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	19/09/2007		
For each share: Nominal value	25p		
Maximum price paid	852.7804p		
Minimum price paid	852.7804p		

The aggregate amount paid by the company for the shares to which this return relates was: £8,527,804.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £42,640

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 21/9/07

(**~~a director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	25/09/2007		
For each share: Nominal value	25p		
Maximum price paid	835.7283p		
Minimum price paid	835.7283p		

The aggregate amount paid by the company for the shares to which this return relates was:	£4,178,[illegible]
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£20,895.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 25/9/[illegible]

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	400,000		
Date(s) shares delivered to the company	16/10/2007		
For each share: Nominal value	25p		
Maximum price paid	911.5507p		
Minimum price paid	911.5507p		

The aggregate amount paid by the company for the shares to which this return relates was: £3,646,202.80

Stamp Duty is payable on the aggregate amount at the *rate of 0.5 % rounded up to the nearest multiple of £5* £ 18,235.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying *shares*" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed David Sinclair **Date** 17/10/07

**Delete as appropriate

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
— for the record —

£5

RECEIVED

2008 APR 29 A

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

CORPORATE ...

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

FIVE POUNDS P 10 OCT 07

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	16/10/2007		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed David Sinclair **Date** 17/10/2007

(**a ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	17/10/2007		
For each share: Nominal value	25p		
Maximum price paid	893.5805p		
Minimum price paid	893.5805p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,233,951.25

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £11,175.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed David Sinclair **Date** 17/10/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Please do not write in the space below For HM Revenue & Customs use only.

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	23/10/2007		
For each share: Nominal value	25p		
Maximum price paid	862.7239p		
Minimum price paid	862.7239p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,156,809.75

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £10,790.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 23/10/07

(~~**a director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Please do not write in the space below. For HM Revenue & Customs use only

FIFTEEN POUNDS 19 2 08

TWO HUNDRED POUNDS 19 2 08

FIVE THOUSAND POUNDS 19 2 08

FIVE THOUSAND POUNDS 19 2 08

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	25/10/2007		

For each share:

Nominal value	25p		
Maximum price paid	825.073p		
Minimum price paid	825.073p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,062,682.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,315.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 25/10/07

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	06/11/2007		
For each share:			
Nominal value	25p		
Maximum price paid	836.1411p		
Minimum price paid	836.1411p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,090,352.75

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £10,455.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by *section 162(4)* of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/11/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	09/11/2007		

For each share:

Nominal value	25p		
Maximum price paid	807.7102p		
Minimum price paid	807.7102p		

The aggregate amount paid by the company for the shares to which this return relates was: £2,019,275.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £10,100.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of *each share*			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Asst. Sec. **Date** 13/11/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales *or*
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	20/11/2007		
For each share:			
Nominal value	25p		
Maximum price paid	783.5662p		
Minimum price paid	783.5662p		

The aggregate amount paid by the company for the shares to which this return relates was: £1,958,915.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £9,795.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/11/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

RECEIVED

Return by a public company purchasing its own shares for holding in treasury

2008 APR 29 A 3: 21

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

FICE OF INTERNATIONAL CORPORATE FINANCE

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	26/11/2007		

For each share:

Nominal value	25p		
Maximum price paid	721.6052p		
Minimum price paid	721.6052p		

The aggregate amount paid by the company for the shares to which this return relates was: £1,804,013.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £9,025.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/11/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

RECEIVED 18568

2008 APR 29 A 3:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	19	
Month	03	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,568		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	410p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	18,479
Name(s): Mrs Lorraine Carol Cornford Address: 154 Kimberley Road, Penylan, Cardiff UK Postcode: CF23 5AF	Ordinary	89
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Assistant Date 19/3/08

** ~~A director~~ / Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	EXERCISED
Mrs	Lorraine Carol	Cornford	154 Kimberley Road Penylan	CARDIFF	CF23 5AF	89
					TOTAL	**89**

9,939,042

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,939,042		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	446.25p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	9,939,042
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT   Date 20/3/08.

~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number   DX exchange

23,310

RECEIVED

2008 APR 29 A 3:71

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	26	03	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	15,055	8,255	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	410p	472.53p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 18,953
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 4,357
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 26/3/08.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	EXERCISED
	Margaret Elizabeth	Kennedy	19 Johnsburn Haugh	Balerno	EDINBURGH	EH14 7ND	593
Mrs	Wendy Ann	Bennett	20 Eden Avenue	Wakefield	West Yorkshire	WF2 9DJ	179
Mr	Gary Samuel	Beresford	4 Whitefield Avenue	Cambuslang	GLASGOW	G72 8NW	2689
Mrs	Nicola Karen	Wilson	14 Southfields Dudley	CRAMLINGTON	Northd NE23 7HU		896
						TOTAL	**4357**

Companies House
— for the record —

18,568

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date, enter that date in the "from" box)	19	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,568		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	410p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted Ordinary	Number allotted 18,479
Name(s): Mrs Lorraine Carol Cornford Address: 154 Kimberley Road, Penylan, Cardiff UK Postcode: CF23 5AF	Class of shares allotted Ordinary	Number allotted 89
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/3/08

** ASSISTANT ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	EXERCISED
Mrs	Lorraine Carol	Cornford	154 Kimberley Road Penylan	CARDIFF	CF23 5AF	89
					TOTAL	**89**

Companies House
— for the record —

9,939,042

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	20	
Month	03	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,939,042		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	446.25p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 9,939,042
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT Date 20/3/08.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House
— for the record —

n3,310

RECEIVED
2008 APR 29 A 3: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	15,055	8,255	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	410p	472.53p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 18,953
Name(s): Please see attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 4,357
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 26/3/08.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	EXERCISED
	Margaret Elizabeth	Kennedy	19 Johnsburn Haugh	Balerno	EDINBURGH	EH14 7ND	593
Mrs	Wendy Ann	Bennett	20 Eden Avenue	Wakefield	West Yorkshire	WF2 9DJ	179
Mr	Gary Samuel	Beresford	4 Whitefield Avenue	Cambuslang	GLASGOW	G72 8NW	2689
Mrs	Nicola Karen	Wilson	14 Southfields Dudley	CRAMLINGTON	Northd NE23 7HU		896
						TOTAL	**4357**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	27	02	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	75,695	42,934	444
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	544.3p	597.5p	574p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 108,465
Name(s) Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,608
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 12/3/08

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	POSTCODE	SHARES
Mr	Andrew David	Beckett	122 Pewterspear Green Road	Appleton	WARRINGTON		348
Mrs	Wilma	Flynn	Flat No 1/3	65 High Street	GLASGOW		208
Mrs	Joanna M	Griffiths	66 Denbigh Close	Borras Park	WREXHAM		278
Mrs	Janine Lynn	North	40 Back Lane Guiseley	LEEDS	LS20 8EB		696
Mr	William	Thomson	24 Elder Way	Carfin	Hamilton	Lanarkshire ML1 5FD	348
Mrs	Lisa May	Wisely	15 Corn Road Inverallochy	FRASERBURGH	Aberdeenshire AB43 8WR		69
Mrs	Janet Ann	Nevard	16 Pear Tree Lane	Bexhill On Sea	East Sussex		1000
Mr	Horst	Neumeister	Mitterweg 137 B4	A 6020 INNSBRUCK	AUSTRIA		557
Mrs	Neelam	Abbi	119 Highfield Road	Hall Green	BIRMINGHAM		439
Mrs	Wilma	Flynn	Flat No 1/3	65 High Street	GLASGOW		428
Mr	Peter	Grafton	47 Saint Martins Avenue	Round Green	LUTON		549
Mrs	Aileen Ferguson	Hogg	39 Crofthead Street	STRATHAVEN	Lanarkshire ML10 6BB		444
Mrs	Andrea Tamar	Pierpoint	Hollin Hurst	Lockhaugh Road	ROWLANDS GILL		128
Mrs	Aileen Ferguson	Hogg	39 Crofthead Street	STRATHAVEN	Lanarkshire ML10 6BB		360
Ms	Avril	Deasy	37 Edenvale Road	Ranelagh	Dublin 6		589
Mr	Fred	Hickey	1 Hawthorne Lodge	Castleknock	Dublin 15		1,449
Ms	Ann Marie	Neville	Ahanagran	Ballylongford	Listowel	Ireland	996
Ms	Jacinta	Ryan	Genazzano	97 Terenure Road West	Terenure	Ireland	1,449
Ms	Julie	Begg	11 Tallowwood Avenue	Cherrybrook	NSW	Australia	273
						TOTAL	**10608**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,663	12,371	11,650
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	662p	472.53p	410p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	27,996
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	1,688
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 12/3/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	SHARES
Mrs	Majory	Glen	The Wel House	Stratsfield Saye	Reading	Berkshire	755
Mrs	Joanna M	Griffiths	66 Denbigh Close	Borras Park	WREXHAM	Clwyd LL12 7TW	933
						TOTAL	**1688**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	28	
Month	02	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	752	18,550	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654p	662p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 17,037
Name(s): Mr Howard Llewllyn Address: 8 Mckinley, West Overcliff, Bournemouth UK Postcode: BH4 8AQ	Class of shares allotted: Ordinary	Number allotted: 2,265
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/2/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Postcode	Shares
Mr	Howard	Llewllyn	8 Mckinley Road	West Overcliff	Bournemouth		BH4 8AQ	2265
							TOTAL	**2265**

RECEIVED

2008 APR 29 A 3:11

OFFICE OF INTERNATIONAL CORPORATE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	05	
Month	03	
Year	2008	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	111,405	696	32,621
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	544.3p	562p	410p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 136,362
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 8,360
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/3/08

** ~~A director~~ / Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mrs	Valerie	Cranston	Rayrigg	Dipwood Road	ROWLANDS GILL	Tyne and Wear NE39 1BX		643
Mrs	Maria	Debnam	20 Walsingham	Biddick	WASHINGTON	Tyne and Wear NE38 7HF		295
Mrs	Hayley Jane	Houghton	32 Daytona Drive	Northop Hall	Flintshire	CH7 6LP		302
Mr	Keith Alan	Porter	7 Birch Wood Drive	Tonyrefail Porth	Rhondda Cynon Taf	CF39 8JD		643
Mrs	Emma Rachael	Wright	The Paddocks	Vicarage Lane Upper Stoke	ROCHESTER	Kent ME3 9SB		180
Mrs	Adele Louise	Adkin	18 Somerset Road	PUDSEY	West Yorkshire LS28 7LN			696
Doctor	Zubair	Anwar-Bawany	622 Rochester Way	Eltham	LONDON	SE9 1RN		348
Mr	Alasdair Angus	Gordon	59 Montford Avenue	Kings Park	GLASGOW	G44 4NX		417
Mr	James Richard	Ranklin	22 Comely Bank Place	EDINBURGH	EH4 1DU			557
Mr	Peter Nigel	Ward	Hall Floor Flat	10 Redland Park	Redland	BRISTOL	BS6 6SB	1740
Mrs	Trudi Ann	Watts	Haugh Cottage	Sowerby	SOWERBY BRIDGE	West Yorkshire HX6 3QS		243
Miss	Tracy Patricia	Coghill	10 Forest Lane	Alston Green	Hamilton	ML3 7SF		522
Mrs	Wendy Suzanne	Martin	26 Ainderby Gardens	NORTHALLERTON	North Yorkshire DL7 8GU			34
Mrs	Wilma Thomson	Milton	141 Vernon Road Poynton	STOCKPORT	Cheshire SK12 1YS			1740
							TOTAL	8360

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,402		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	472.53p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 9,402
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/3/08

Assistant ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	03	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,649		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	472.53p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 6,649
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT **Date** 12/3/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House — for the record —

RECEIVED

2008 APR 29 A 3: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	12	03	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	71,731	4,958	4,929
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	544.3p	574p	410p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 65,891
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 15,727
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ASSISTANT [signature] Date 12/3/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	ADD5	SHARES
Mr	Kevin	Lorimer	11 Grindlestone Bank	HALIFAX	West Yorkshire HX2 0TS			4481
Mr	Jasbir Singh	Gill	4 Primley Park Avenue	LEEDS	LS17 7JA			1740
Mr	Jeffrey Olwyn	Glazer	349 Stonegate Road	Leeds	LS17 6ET			696
Miss	Dawn Sharon	Heasman	28 Mount Park Road	Pinner Middlesex	HA5 2JR			417
Miss	Joanne	Kershaw	11 Dalegarth Avenue	CARLISLE	CA1 3LT			139
Mrs	Janet Orr	Kirk	31 Haymarket Crescent	Eliburn	Livingston	EH54 8AP		139
Mrs	Kathryn Ann	Garton	51 Greenfields Circle	Hocking	WA		6065 Australia	444
Mr	Alejandro	García	Valle de la Fuenfría 6	28034 Madrid	Spain			1,755
Ms	Rosa María	Gonzalez	Estrella Polar 24 9°D	28007 Madrid	Spain			1,755
Ms	Maria Luisa	Yoldi	Marbella 68 7°K	28034 Madrid	Spain			1,755
Mr	Javier	Romero	Monte Alto 29 Urb. Los Peñascales	28250 Torrelodones	Madrid	Spain		280
Mr	Juan Antonio	Fernandez	Emilio Castelar 20	29140 Churriana	Málaga	Spain		234
Mr	James	Heron	31 Cilgant Y Meillion	Rhoose	BARRY	South Glam CF62 3LH		701
Mr	James	Heron	31 Cilgant Y Meillion	Rhoose	BARRY	South Glam CF62 3LH		374
Mr	Keith Alan	Porter	7 Birch Wood Drive	Tonyrefail Porth	Rhondda Cynon Taf	CF39 8JD		817
							TOTAL	15727

END